June 7, 2007

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

Dear Ms. Collins:

In connection with your letter dated May 24, 2007 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

1.

Tell us how you considered substantially revising your Introduction to disclose management’s perspective on and analysis of your business. In this regard, consider using an “Overview” section to provide an executive level overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is dealing with these issues. For example, we note that gross margins are impacted by increased labor costs. Consider discussing any material trends towards increasing labor costs and the continuing impact on the decline in the Company’s gross margin percentages. Also, we note your reference to the

Company’s integration plan, the objective of which is to improve efficiencies across your business and reduce costs. Consider expanding your discussion to address the cost savings anticipated from these plans and the segments impacted. Furthermore, for periods subsequent to such charges, consider discussing if actual savings anticipated by the plan were achieved as expected or achieved in periods other than expected and the likely effects on future operating results and liquidity. We refer you to Release 33-8350 on our website at www.sec.gov for guidance.

Response:

In the preparation of our Form 10-K, we included an introductory paragraph to our MD&A, the purpose of which is to serve as the “Overview” section. In this section we attempted to summarize the most critical matters which our executive management team is concerned with in operating the business. Our goal is profitable growth. The means by which our management team is focused on achieving this goal are by driving revenue growth through enhancing our product offerings. We seek to enhance our product offerings either through our own internal R&D efforts or through acquisitions. Additionally, given the numerous acquisitions that EMC has made over the past three years, management is heavily engaged in further integrating these acquisitions in order to present a unified “One EMC” appearance to our customers and streamline the cost of our operations. We believe that by increasing our revenues and controlling the level of cost increases, we will increase our overall level of profitability. We believe that the introductory paragraph sets the appropriate theme of what is most critical in our assessing our operating performance and financial condition, even though the introductory paragraph does not (and by its nature, should not) disclose all of the operations, risks and challenges facing our Company. We note that the Staff has suggested discussing the increase in labor costs which impacted our storage and content management segments. While we point this out within the context of changes within each segment, we do not believe that this is necessarily a trend nor do we believe that the level of increase is of sufficient magnitude to be discussed in the introductory section of MD&A. With regard to the Staff’s comment to consider addressing the cost savings anticipated from our integration plans, we believe that a discussion of anticipated savings at the time the 10-K was filed was premature, as management had just finalized the integration plan at the end of the year. In future filings, we will discuss the anticipated savings and savings achieved. We will continually reassess the most critical matters on which our executive management team is focused and modify the introductory part of MD&A as appropriate.

2.

Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the products sold or services provided. In this regard, we note from your disclosures on page 7 that that you encounter aggressive price competition for all your products and services from numerous companies globally. Consider revising to include a discussion of pricing pressure in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Consider revising to describe the impact of pricing pressures on both product and service revenues, provided both domestic and international customers.

Response:

We supplementally advise the Staff that we have not historically tracked the impact that changes in price and changes in volume had on our revenue at a segment or consolidated level. We generally believe that our overall growth in revenues is achieved through higher volume. We do not sell our products in homogenous units; consequently, a traditional volume/mix analysis is not meaningful. Instead, we commonly have bundled sales that include hardware, software and services, and the pricing for these sales will vary widely based on the level of software and services included within the deal. Additionally, our systems sales are configured to each of our customer’s requirements, causing the pricing of each system sale to vary. Given the nature of our numerous product and service offerings, we do not believe it is relevant to quantify the change in revenue between these two categories. Accordingly, we have not disclosed the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the products sold or services provided.

We supplementally advise the Staff that within each of our segments, we consider ourselves to be either one of or the leader of the segment. Pricing pressures do exist within different customer segmentations; however pricing pressures are mostly driven by our largest customers. We will continue to evaluate our competitive environment and will revise our disclosures should we determine that other factors have a material impact on our results of operations.

Results of Operations, page 19

3.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, gross margin, research and development and selling, general and administrative expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

Response:

We respectfully submit that we believe that in situations in which we are able to quantify the sources that contribute to a material change and believe that such quantification is necessary to an understanding of our business as a whole, we have provided such information. For example, in discussing our revenue growth, we have provided breakdowns of revenue changes between systems, software license and services revenues. Further, we have quantified the impact on revenue from our acquisition of

Captiva Software Corporation. Within gross margins, we have quantified the impact of stock-based compensation and acquisition-related intangible amortization. We have quantified the impact for which warranty costs have impacted gross margins. Additionally, within gross margins, we have quantified the change in product mix which impacts our gross margin percentages. Within our other operating expenses, we have also quantified the impact of stock-based compensation. We acknowledge the Staff’s comment and in future filings, to the extent reasonably practical, we will quantify any changes in our results of operations that we believe are necessary to an understanding of our financial condition and results of operations.

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

4.	We note that you apply the guidance in SOP 97-2, SAB 104, EITF 00-21, SOP 81-1 and SFAS 13 to your revenue arrangements. We further note that your sales transactions include various combinations of software, services and hardware. Describe the transactions or product/service offerings to which you apply SOP 97-2 versus SAB 104, EITF 00-21 and SFAS 13. Specifically address how you determined whether these arrangements include software and software-related elements versus non-software elements. Tell us how you account for arrangements that include SOP 97-2 deliverables and non-software related deliverables. Also, tell us how you considered the guidance in EITF 03-05 in determining whether the hardware should be considered software-related and specifically address the following:

•

Whether the non-software deliverables have substantive functionality without the software. That is, would a customer be expected to purchase the non-software deliverables without also purchasing the software;

•	Whether the software and non-software deliverables are always sold as a package or solution;

•	Whether payment for non-software deliverables is contingent upon delivery/completion of the software deliverable.

Response:

We determine the appropriate accounting literature that we utilize for a transaction depending upon the offerings included in the transaction. For transactions that only involve the sale of hardware, we follow the principles of SAB 104 and recognize revenue generally upon delivery. For transactions that involve the leasing of hardware, we recognize revenue in accordance with SFAS 13. For transactions that involve the sale of additional non-software elements such as multiple hardware units or professional services, we recognize revenue in accordance with EITF 00-21. For these bundled transactions, we allocate revenue between the elements based on each element’s relative fair value as determined by vendor objective evidence (“VOE”), provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered to be a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. When we have a bundled arrangement and do not deliver all the elements, we determine if we have VOE for the undelivered elements. If we do not have VOE, we defer recognizing revenue until all the elements for which we do not have VOE are delivered. If we do have VOE, we defer the VOE of fair value of the undelivered elements. For transactions that include professional services, we utilize the proportional performance method in accordance with SAB 104 for recognizing revenue for the professional services element of these deals.

For transactions that involve only the sale of software, we apply the provisions of SOP 97-2. We also commonly have bundled sales that include hardware, software and services. For these transactions, we apply the provisions of SOP 97-2. When we have a bundled arrangement and do not deliver all the elements, we determine if we have VSOE for the undelivered elements. If we do not, we defer recognizing revenue until all the elements for which we do not have VSOE are delivered. If we do have VSOE for the undelivered elements, we defer revenue based on the VSOE of fair value for the undelivered elements. Typically, our undelivered elements consist of services such as software maintenance and professional services for which we generally have VSOE. If these transactions include professional services, we also determine whether these services involve the significant production, customization or modification of the software. If so, we account for the entire transaction as one element and recognize the revenue in accordance with SOP 81-1.

With regard to EITF 03-05, our hardware has substantive functionality without our software as evidenced by the numerous transactions that we have without any software being sold. We commonly sell our hardware without any of our software. We also license our software as a separate element without our hardware. We also commonly sell software that is intended to be sold as a solution with our hardware as part of a bundled transaction. In multiple element arrangements that include software, we use SOP 97-2 to account for the software element. In our Security segment, we consider software to be essential to the functionality of our hardware or security tokens since the tokens do require the purchase of software to be functional. Therefore, we neither recognize revenue on the sale of the software prior to the delivery of the tokens nor do we recognize revenue on the sale of tokens prior to the delivery of software.

Our payment terms typically require payment within a designated number of days of the product being invoiced. As a general rule, payment for non-software deliverables is not contingent upon delivery/completion of the software deliverable. In contract situations where payment is tied to acceptance, we generally defer revenue recognition until acceptance occurs. If we determine that acceptance is perfunctory, we do not defer revenue recognition.

5.

We note that for multiple element arrangements, fair value is generally determined based upon the price charged when the element is sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

Response:

Our undelivered elements are principally postcontract customer support and professional services. With regard to VSOE for postcontract customer support, we track the sale of our software maintenance agreements. We stratify the transactions by our segments. Our VSOE methodology for software maintenance within each of our segments is as follows:

•

Content Management and Archiving—We stratify our customers into two categories: (1) enterprise accounts and (2) all other customers. For our enterprise accounts, we typically use a substantive renewal rate within our contracts to establish VSOE. We analyze all other customers as one population as our pricing is consistent within this group. For the latter category we base our VSOE for software maintenance on the sale of standalone maintenance contracts (i.e. actual renewals). We regularly review pricing on transactions (enterprise and other) to ensure they are within a narrow range, that stated renewal rates are substantive and that outliers are appropriately considered. The level of outliers has historically not been significant. While we offer discounts off our license prices based on volume purchases or negotiations, our VSOE rate for software maintenance, as a percent of license revenue remains consistent from customer to customer.

•

Information Storage-We stratify our sales into three categories which are (1) storage-related software sold to a specific channel partner, (2) storage-related software sold to all other customers and (3) back-up software. For the first category, we use a substantive renewal rate for maintenance that is specified in the contract to establish VSOE. For the latter two categories, we utilize the renewal rate that is specified in the contract, if one exists. If not, we base our VSOE for software maintenance on the sale of standalone maintenance contracts. In situations where we base our VSOE for software maintenance on the sale of standalone maintenance contracts, we calculate the average rate of maintenance as a percentage of the price of the software license within our population of standalone contracts to derive our VSOE rate. We apply this methodology consistently across these product lines. We then apply this rate to the contract amount to determine our maintenance deferral. While we offer discounts off our license prices based on volume purchases or negotiations, our VSOE rate for software maintenance, as a percent of license revenue remains consistent from customer to customer.

•

Security-We stratify our sales into the number of seats for which a customer requires maintenance for purposes of calculating our VSOE for maintenance for these various strata. We have a higher rate per seat for contracts that have less than twenty-five seats compared to contracts with more than 25 seats. While we offer discounts off our license prices based on volume purchases or negotiations, our VSOE rate of software maintenance is consistent from customer to customer, based on the number of seats. We regularly review pricing on all transactions to ensure they are within a narrow range. The level of outliers has not been significant.

•

VMware-We treat all customers as a single class. For the majority of our transactions, we use a substantive renewal rate within our contract to establish VSOE. For certain of our larger contracts where we have more than one year of postcontract customer support, we base our VSOE for software maintenance on the sale of standalone maintenance contracts. Our VSOE rate of software maintenance contracts is consistent from customer to customer. We regularly review pricing to ensure they are within a narrow range. The level of outliers has not been significant.

As noted above, within all of our segments, we do use contractual renewal rates for obtaining VSOE. While our VSOE rates will vary from customer to customer, we ensure the rates are substantive in accordance with TPA 5100.54

With regard to professional services, each segment generally utilizes the rates realized for standalone professional services contracts or a renewal rate specified in a contract, if one exists.

6.	Tell us how you plan to incorporate RSA’s revenue recognition policy with the Company’s existing policies. In this regard, we note that RSA offers bundled products that include a term software license and support for which VSOE of fair value does not exist for all undelivered elements and accordingly revenue is recognized ratably over the term of the arrangement. We also note that for the Company’s arrangements for which VSOE does not exist for the allocation of revenue to the various elements, revenue for the delivered elements is deferred until the undelivered elements have been fulfilled. Please tell us the type of undelivered elements included in these arrangements and tell us how you considered paragraph 12 of SOP 97-2 in accounting for such arrangements.

Response:

Upon the acquisition of RSA, we reviewed all their revenue streams to determine the appropriate accounting. For term contractual arrangements, VSOE does not exist for their software maintenance. Accordingly, we are recognizing revenue ratably over the term of the arrangement. For perpetual license arrangements where VSOE does exist for undelivered elements, we recognize license revenue upon delivery.

With regard to the Staff’s comments for the other arrangements for which VSOE may not exist, this refers to transactions whereby a customer may order software and hardware. From time to time, the hardware may be shipped but not the software. In accordance with paragraph 12 of SOP 97-2, we defer the hardware revenue until the software has been delivered. We do not have VSOE for software licenses. See our response to Comment #4 above.

Research and Development and Capitalized Software Development Costs, page 48

7.	We note from the disclosures in VMware’s Form S-1 that the independent registered public accounting firm identified a material weakness in VMware’s internal controls related to the capitalization of software development costs. Tell us what impact, if any, this weakness had on EMC’s evaluation of internal controls over financial reporting and disclosure controls and procedures and tell us if this material weakness was limited to VMware’s financial statements.

Response:

We evaluated the weakness in internal controls over financial reporting, disclosure controls and the financial statement errors resulting from the material weakness. While the error did impact EMC’s consolidated financial statements, the amount of the error was immaterial, and the control deficiency was not a material weakness at the EMC level. The material weakness was limited to VMware’s financial statements.

Note B: Business Acquisitions, Goodwill and Intangible Assets, page 51

8.	We note that in September 2006, the Company acquired all of the outstanding shares of RSA for a purchase price of approximately $2.049 billion of which approximately 80% was allocated to goodwill. Please describe the factors that contributed to a purchase price that resulted in such a significant amount of goodwill and tell us how you considered including a discussion of such factors in your Form 10-K.

Response:

We engaged the services of a reputable, third-party valuation firm in performing the purchase price allocation for our acquisition of RSA. We recorded the intangible assets and resulting goodwill from this acquisition based on this valuation. We supplementally advise the Staff that the acquisition of RSA involved a highly competitive bid process which resulted in our paying a premium of 36% compared to the five-day average closing price prior to the announcement of the transaction. Further, we are able to derive buyer-specific incremental value from this acquisition due to our ability to sell RSA’s technologies into our broad distribution channels and customer base. Given the factors above, we believe that the relative percentage of goodwill to total purchase price is within the range of percentages seen within the technology industry. Accordingly, we do not believe the level of goodwill is outside the norm of similar transactions and do not consider any additional disclosure around the level of goodwill associated with our acquisition to be necessary.

Note N: Stockholders’ Equity

Impact of Adopting SFAS 123R, page 80

9.	We note from your disclosures on page 49 that you adopted SFAS 123(R) using the modified prospective transition method. We further note from your disclosures on page 80, in connection with adopting SFAS 123(R) you recorded a cumulative effect adjustment to recognize compensation costs previously recorded in your pro forma equity compensation disclosures that would have been (a) included in inventory and (b) capitalized software development costs in the balance sheet as of January 1, 2006 and (c) included accrued warranty expenses. Clarify why you believe these cumulative effect adjustments are appropriate and reference the specific accounting literature relied on in recording these adjustments. Also, tell us what consideration, if any, you gave to recording these amounts in equity (paid-in-capital and retained earnings) versus as cumulative adjustment to net income.

Response:

In determining the appropriateness of a cumulative effect adjustment to recognize compensation costs previously recorded in our pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006, the Company followed the guidance of the FASB’s Staff’s FAS 123(R) Resource Group (the “Resource Group”). The Resource Group specifically reviewed the issue of how amounts included in a pro forma balance sheet at the date of adoption should be treated under the modified prospective application transition method. At the July 21, 2005 Resource Group meeting, the FASB staff acknowledged that FAS 123(R) does not specifically state how a company should account for these amounts that would have been included in the pro forma balance sheet under FAS 123(R) and that they would not object to companies recording a cumulative effect adjustment for a change in accounting as of the adoption date of FAS 123(R) to include in the balance sheet capitalized stock-based compensation based on amounts reported in the pro forma footnotes. Given that our pro forma income statement disclosures historically included the impact of capitalization of certain stock-based compensation, we believe our treatment is consistent with the guidance of the Resource Group and is appropriately recorded as a cumulative effect adjustment to net income.

10.	We note your disclosures on page 81 where you state “as a result of adopting FAS No. 123R, our income before taxes and net income in 2006 were $241.6 million and $204.5 million lower, respectively, than if we had continued to account for share-based compensation under APB no. 25.” In this regard, we note that the total share-based compensation recognized during fiscal 2006 was $409.4 million. Has the Company, therefore, determined that $167.8 million of share-based compensation would have been recognized during this same period had you continued to apply APB 25? If so, please provide the calculations that support your conclusions or explain your disclosures.

Response:

The Company confirms that the Staff’s reading of the footnote is correct. Had we continued to apply APB 25, we would have recognized $167.8 million of shared-based compensation. The shared-based compensation consists of $140.5 million of restricted stock expense and $27.3 million of stock options granted in connection with business combinations.

Note O: Segment Information, page 83

11.	We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Response:

We have offices in Bahrain, Egypt, Greece, Israel, Saudi Arabia, Turkey and United Arab Emirates. In 2006, in addition to having sales within the aforementioned countries in which we have offices, we also had sales in Afghanistan, Iraq, Jordan, Kuwait, Lebanon, Oman, Pakistan, Palestine and Qatar.

Exhibit 31.1 and 31.2 Certifications

12.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

Response:

In future filings, we will revise the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) so as not to include the individual’s title.

Other

13.	In RSA’s Form 8-K filed on June 13, 2006, we note that RSA received a subpoena from the U.S. Attorney for the Southern District of New York requesting the stock option grant records from 1996 to present. Please tell us the current status of this review. Tell us the Company’s involvement with this issue and what impact, if any, this may have on your financial statements.

Response:

On June 12, 2006, RSA received a document subpoena from the U.S. Attorney for the Southern District of New York. The stock option grant investigation concerns RSA’s practices before it was acquired by EMC and is still pending. EMC is cooperating in these investigations and does not believe that the resolution of this issue would have any impact on our financial statements.

14.	Please note that the Staff is currently reviewing the Form S-1 filed by VMware and we will consider the Company’s response to such comments and the potential impact on EMC’s consolidated financial statements and may have further comments.

Response:

We note the Staff’s comment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/  Mark A. Link

Mark A. Link

Senior Vice President and

Chief Accounting Officer